Testing the Waters Materials Related to Series #NIKON1

From the Rally App:

#NIKON1

'49 NIKON ONE CAMERA

C.O.A.

FINANCIALS

Initial Offering Share Price	$4.00
Number of Shares	7,000
Initial Offering Market Cap.	$28,000
Storage Location	Rally

NIKON HISTORICAL SOCIETY
NHS
NIPPON KOGAKU TOKYO
Founded 1983

The authentication of Nikon One 609744 w/5cm f2 Nikkor #811430.

I currently possess 3 Nikon One cameras and have owned 6 others over the last 50 years. In addition, I have personally held and inspected at least 75-100 others in collections in the US, Canada, Europe and Japan. I have also published 3 books on the Nikon rangefinder cameras, and I am also the founder of the Nikon historical Society based here in the US. I publish a quarterly magazine for my members since September 1983 with issue #153 recently sent out. With all this experience I can easily authenticate that Nikon camera #609744 is a genuine Nikon One that is of late production (one of the last 50 made) and is also equipped with the correct vintage lens #811430. Looking at the photos provided I can see the following:

- All topside controls are correct to this vintage including the low style rewind knob and shutter release collar.
- Also the accessory shoe is correct for this vintage.
- The focusing mount is correct for this vintage.
- The leather is original and in good condition for its age. (It is real leather and many of these cameras have very poor leather condition.)
- All parts are correct and overall the chrome plates are in excellent condition. (Many early Nikons have poor chrome after all these years as they had difficulty acquiring chromium right after the war.)

Based on all the Nikon ones I have owned or examined, 609744 is in really nice condition. The chrome plates are excellent as is the leather and the only visible wear is on the rear which generally occurs from the camera sliding against the body of the photographer. A fine and original example of the rare Nikon One camera.

X 1/20/22

Robert Rotoloni

Founder Nikon Historical Society & editor/publisher of the Nikon Journal.

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The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Comparable Asset	Source/ Sale Venue
Nikon I Camera	6/9/1994	$23,610.38	Nikon I Camera	Christie's
Nikon I Camera	5/23/2003	$22,616.42	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	6/7/2008	$6,595.98	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	5/23/2009	$30,918.65	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	12/4/2010	$14,291.28	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	5/23/2012	$20,612.43	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	11/23/2013	$54,966.48	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	3/10/2018	$26,109.08	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	6/8/2019	$17,864.11	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	11/23/2019	$12,367.46	Nikon I Camera	Leitz Photographica Auction
Nikon I Camera	11/20/2021	$23,011.85	Nikon I Camera	Leitz Photographica Auction

#NIKON1

'49 NIKON ONE CAMERA

In 1946, the Japanese optics company Nippon Kogaku was struggling. World War II had shrunk their 19 factories into a single location. They took a chance by pivoting to producing cameras, releasing ~400 Nikon 1s. Production would grow substantially with the release of their next model, the Nikon M, and the company soon grew into one of the world's leading camera brands. #NIKON1 is a 1949 Nikon 1 Camera in Condition 'B/A' and a rare example of Nikon's first commercially available camera.

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#NIKON1 | *Timeline*

Jul. 1917 — Nippon Kogaku is formed when three Japanese optical firms merge.

Mar. 1948 — Nikon 1 begins production; this is the first camera produced by Nippon Kogaku and is the first time the official Nikon typography is used. The camera cannot be exported to the U.S. because occupying forces do not approve of the film format. #NIKON1 is issued.

Aug. 1949 — The last of the Nikon 1's is produced. Less than 400 total are thought to have been produced and sold. The Nikon 1's successor, The Nikon M, is released with the more standard film format of 24x34mm.

DESCRIPTION OF SERIES 1949 NIKON ONE CAMERA

Investment Overview

•Upon completion of the Series #NIKON1 Offering, Series #NIKON1 will purchase a 1949 Nikon One Camera in Condition ‘B/A’ as the Underlying Asset for Series #NIKON1 (The “Series 1949 Nikon One Camera” or the “Underlying Asset” with respect to Series #NIKON1, as applicable), the specifications of which are set forth below.

•Nippon Kogaku, K.K, or Japan Optical Company was formed on July 25, 1917, when three optical firms merged.  The company manufactured an array of optical products from microscopes to telescopes to camera lenses used by companies such as Canon.  After World War II the company went from nineteen factories and 23,000 employees down to just one factory with approximately 1400 employees.  By April of 1946 the company was experimenting with camera production.

•The Nikon One camera was produced from March of 1948 to August of 1949, a little over one year.  This was the first use of the “Nikon” moniker, and it wouldn’t be until later that Nippon Kogaku would change their company name to match the name of their camera.  The Nikon 1 model was not initially popular, notably in part because Occupational forces under General McArthur would not allow the camera to be exported to the US.

•The Underlying Asset is a Fully Functioning 1949 Nikon One Camera in Condition ‘B/A’

Asset Description

Overview & Authentication

•Nippon Kogaku, formed in 1917, would not transition their name to Nikon until 1988 when optical equipment was no longer the company’s primary focus.

•The Nikon 1 was the first product to make use of the now ubiquitous Nikon logo with the official Nikon typography.

•The Nikon One was not allowed to be exported to the US because the camera’s 24x32 format was not compatible with Kodachrome slide mounts.

•The exact number of Nikon 1’s produced is unknown but likely to be 400, “Although the numbers would seem to indicate over 750 Nikon One’s, it is actually much rarer according to Robert Rotoloni, founder of the Nikon Historical Society.  He believes the number of Nikon One's actually delivered is closer to 400, due to 90 Nikon One's not passing quality control, and about 200 unsold One's being converted to the later Nikon M with 24x34 film format.”

•The Nikon 1 is retired only about a year after production started, it was replaced by the Nikon M which had an image window of 24x34mm.  About 17,000 Nikon Ms without sync and roughly the same number without sync were produced until the end of 1950.

•Nikon cameras have built a lasting reputation among some of the world’s best photographers.  Steve McCurry known best for his image “Afghan Girl” on the Nikon FM2 in 1984.  “Tank Man” by Jeff Widener was taken on a Nikon Fe2 in 1989.  The most famous photograph of “The Shooting of Lee Harvey Oswald,” was taken by Robert Jackson on a Nikon S3 in 1963.

•“To celebrate Nikon's 100th anniversary, the first camera to bear the Nikon name, the Nikon Model 1 has been exquisitely recreated in crystal from renowned crystal maker Swarovski®. Nearly full-scale, this stunning collector's item features fine details of the Model 1, from the engraved Nikon logo, lens lettering and original company mark to a special crystal treatment to represent the dark and artificial leather portions of the Model 1. Available in a limited quantity.”

•Nikon releases their first digital camera, a DSLR called the Nikon D1, in June 1999.

•In December of 2020 Nikon stops production on its final film camera.  After 16 years in production, Nikon’s F6 camera is discontinued.

•The Underlying Asset has been identified as being in Condition B/A with Serial No. 609744.

Notable Features

•The Underlying Asset is a Fully Functioning 1949 Nikon One Camera in Condition ‘B/A’.

•The Underlying Asset is a version with 4 film guide rails.

•The Underlying Asset has a fixed spool.

•The Underlying Asset has a 32x24mm frame size.

•The Underlying Asset has '609744' engraved in the inside of the back door.

•The Underlying Asset has 'MADE IN OCCUPIED JAPAN' engraved inside of the back door.

•The Underlying Asset has a matching Nikkor-H.C. 2/5cm no.811430 and early eveready case.

Notable Defects

•The Underlying Asset’s condition is consistent with its Condition Grade of ‘B/A’.

Details

Series 1949 Nikon Camera
Manufacturer	Nikon
Model	Nikon 1
Year	1949
Condition	B/A
Spool	Fixed Spool
Frame Size	32x24mm
Lens	Nikkor-H.C. 2/5cm no.811430
Serial	609744
Case	early eveready case
Engraving	'MADE IN OCCUPIED JAPAN' inside of the back door.

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1949 Nikon One Camera going forward.